CONDENSED CONSOLIDATED BALANCE SHEETS

As at June 30, 2013 and December 31, 2012

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

ASSETS
Current assets
Accounts receivable (note 12)	$44,019	$40,792
Deposits and prepaid expenses	7,070	4,136
Commodity contract asset (note 12)	-	7,519
	51,089	52,447
Exploration and evaluation assets (note 3)	40,452	38,177
Property, plant and equipment (note 4)	688,107	589,759
Deferred taxes (note 8)	-	1,038
Total assets	$779,648	$681,421

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$62,016	$50,771
Current portion of finance lease obligation	1,459	1,425
Commodity contract liability (note 12)	4,594	1,131
	68,069	53,327

Commodity contract liability (note 12)	1,539	6,214
Long-term debt (note 5)	194,002	133,047
Convertible debentures	51,536	50,687
Finance lease obligation	12,406	13,131
Decommissioning liabilities	43,102	43,909
Deferred taxes (note 8)	6,090	-
Total liabilities	376,744	300,315

SHAREHOLDERS’ EQUITY
Shareholders’ capital	371,850	371,576
Equity component of convertible debentures	4,378	4,378
Contributed surplus	38,781	37,284
Deficit	(12,105)	(32,132)
Total shareholders’ equity	402,904	381,106
Total liabilities and shareholders’ equity	$779,648	$681,421

COMMITMENTS (note 11)

SUBSEQUENT EVENT (note 14)

See accompanying notes to the condensed consolidated financial statements.

1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months and six months ended June 30,

(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012

REVENUES
Petroleum and natural gas sales	$73,977	$50,280	$138,885	$107,959
Other income	587	434	1,222	946
Royalties	(12,561)	(11,426)	(24,346)	(18,039)
Total revenues	62,003	39,288	115,761	90,866

Realized gain (loss) on commodity contracts	(785)	5,926	5,717	2,981
Unrealized gain (loss) on commodity contracts	5,992	11,388	(6,307)	16,256
	67,210	56,602	115,171	110,103

EXPENSES
Production	17,383	13,272	32,441	26,578
Transportation	1,662	820	3,107	2,478
General and administrative	2,499	3,724	6,085	6,485
Share-based compensation (note 6)	241	767	1,691	1,560
Depletion and depreciation (note 4)	20,877	19,710	37,967	39,172
Loss (gain) on property dispositions and swaps	-	2,269	(250)	3,028
	42,662	40,562	81,041	79,301

NET PROFIT BEFORE FINANCE AND TAXES	24,548	16,040	34,130	30,802

Finance expenses (note 9)	3,758	2,591	6,975	4,882

NET PROFIT BEFORE TAXES	20,790	13,449	27,155	25,920

TAXES
Deferred tax expense (note 8)	5,324	3,486	7,128	6,785

NET PROFIT AND COMPREHENSIVE INCOME	15,466	9,963	20,027	19,135

Net profit per share (note 10)
Basic	$0.14	$0.09	$0.19	$0.18
Diluted	$0.13	$0.09	$0.18	$0.17

See accompanying notes to the condensed consolidated financial statements.

2

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six months ended June 30,

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

SHAREHOLDERS’ CAPITAL
Common shares
Balance, beginning of period	$371,576	$370,048
Issued on exercise of share options	191	236
Contributed surplus transferred on exercised options	83	71
Balance, end of period	371,850	370,355

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of period	37,284	33,882
Share-based compensation expense	1,726	2,153
Adjustment of share-based compensation expense for forfeitures of unvested share options	(146)	(117)
Transfer to share capital for exercised options	(83)	(71)
Balance, end of period	38,781	35,847

DEFICIT
Balance, beginning of period	(32,132)	(59,903)
Net profit	20,027	19,135
Balance, end of period	(12,105)	(40,768)

TOTAL SHAREHOLDERS’ EQUITY	$402,904	$369,812

See accompanying notes to the condensed consolidated financial statements.

3

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and six months ended June 30,

(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012

Cash provided by (used in):

Cash flow from operating activities
Net profit	$15,466	$9,963	$20,027	$19,135
Adjustments for:
Depletion and depreciation	20,877	19,710	37,967	39,172
Finance expenses (note 9)	647	559	1,238	1,136
Share-based compensation (note 6)	241	767	1,691	1,560
Unrealized (gain) loss on commodity contracts	(5,992)	(11,388)	6,307	(16,256)
Loss (gain) on property dispositions and swaps	-	2,269	(250)	3,028
Deferred tax expense (note 8)	5,324	3,486	7,128	6,785
Funds flow from operations	36,563	25,366	74,108	54,560
Decommissioning costs incurred	(268)	(186)	(547)	(363)
Change in non-cash working capital (note 7)	(6,684)	3,278	(8,423)	(1,683)
	29,611	28,458	65,138	52,514

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	-	69	191	236
Advances from loans and borrowings	301,000	128,386	472,030	264,775
Repayment of loans and borrowings	(257,825)	(110,872)	(411,075)	(207,201)
Obligations under finance lease	(353)	(121)	(692)	(238)
Change in non-cash working capital (note 7)	(479)	(1,467)	237	(879)
	42,343	15,995	60,691	56,693

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(1,269)	(288)	(6,961)	(3,236)
Additions to property, plant and equipment	(45,430)	(18,041)	(131,347)	(89,224)
Proceeds on sale of property, plant and equipment	(1)	2,045	(6)	2,345
Change in non-cash working capital (note 7)	(25,254)	(28,169)	12,485	(19,092)
	(71,954)	(44,453)	(125,829)	(109,207)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	$2,895	$2,383	$4,212	$3,176
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on August 7, 2013. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting under IFRS. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2012 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same significant accounting policies, critical judgments, accounting estimates and methods of computation applied in the 2012 audited annual financial statements, except as noted below.

b.	Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

c.	Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The condensed consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality.

d.	Future accounting pronouncements

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This IASB has tentatively decided to defer the effective date of IFRS 9, which previously had been effective for annual periods beginning on or after January 1, 2015. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2011	$33,089
Additions	17,118
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	38,177
Additions	7,148
Transfer to oil and natural gas properties	(4,873)
Balance, June 30, 2013	$40,452

(1)	Disposals include swaps.

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4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2011	$657,315	$2,503	$659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals (1)	(10,950)	-	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Additions	130,760	682	131,442
Transfer from exploration and evaluation assets	4,873	-	4,873
Balance, June 30, 2013	$986,741	$3,484	$990,225

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	-	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	37,819	148	37,967
Balance, June 30, 2013	$300,389	$1,729	$302,118
(1) Disposals include swaps.

Carrying amounts
At December 31, 2012	$588,538	$1,221	$589,759
At June 30, 2013	$686,352	$1,755	$688,107

Bellatrix has included $504.7 million (2012: $348.2 million) for future development costs and excluded $39.3 million (2012: $35.1 million) for estimated salvage from the depletion calculation for the three months ended June 30, 2013.

For the six month period ended June 30, 2013, the Company capitalized $2.5 million (2012: $2.2 million) of general and administrative expenses, and $0.7 million (2012: $0.9 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5.	LONG-TERM DEBT

($000s)	June 30, 2013	December 31, 2012
Operating facility	$12,752	$4,047
Revolving term facility	181,250	129,000
Balance, end of period	$194,002	$133,047

As of June 30, 2013, the Company’s credit facilities consist of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

6

As at June 30, 2013, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at June 30, 2013, the Company had approximately $61.0 million, or 24% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

6.	SHARE-BASED COMPENSATION PLANS

a.	Share Option Plan

During the six months ended June 30, 2013, Bellatrix granted nil (2012: 1,718,000) share options, and recorded share-based compensation of $1.6 million (2012: $2.1 million) related to its outstanding share options, net of forfeitures of $0.1 million (2012: $0.1 million), of which $0.7 million (2012: $0.9 million) was capitalized to property, plant and equipment. In addition, $0.8 million (2012: $0.4 million) (note 6 b.) was expensed in relation to the Director’s Deferred Share Unit Plan, resulting in total net share-based compensation of $1.7 million recognized as an expense for the first half of 2013 (2012: $1.6 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted during the three and six month periods ended June 30, 2013.

The weighted average trading price of the Company’s common shares on the TSX for the three and six months ended June 30, 2013 was $5.91 (2012: $3.86), and $5.70 (2012: $4.57), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$3.46	9,420,451
Granted	$-	-
Exercised	$3.77	(50,555)
Forfeited and cancelled	$4.28	(196,336)
Balance, June 30, 2013	$3.44	9,173,560

As of June 30, 2013, a total of 10,791,933 share options were reserved, leaving an additional 1,618,373 available for future grants.

Share Options Outstanding, June 30, 2013

	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	June 30, 2013	Exercise Price	Contractual Life	June 30, 20131	Exercise Price
$ 0.65 - $ 1.45	680,726	$1.02	0.8	680,726	$1.02
$ 1.46 - $ 1.99	1,177,449	$1.65	0.7	1,177,449	$1.65
$ 2.00 - $ 3.36	1,403,719	$2.41	1.8	973,719	$2.09
$ 3.37 - $ 3.84	1,540,000	$3.42	3.8	547,658	$3.44
$ 3.85 - $ 4.72	2,114,334	$3.94	2.2	1,731,000	$3.91
$ 4.73 - $ 5.50	2,257,332	$5.28	3.0	1,390,644	$5.28
$ 0.65 - $ 5.50	9,173,560	$3.44	2.3	6,501,196	$3.18

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b.	Deferred Share Unit Plan

During the six months ended June 30, 2013, the Company granted 4,796 (2012: 243,164) DSUs, and had 413,320 DSUs outstanding as at June 30, 2013 (2012: 402,390). For the six months ended June 30, 2013, Bellatrix recorded approximately $0.8 million (2012: $0.4 million) of share based compensation expense and had a liability balance of $2.5 million (2012: $1.2 million) relating to the Company’s outstanding DSUs.

7.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Changes in non-cash working capital items:
Accounts receivable	$4,889	$9,328	$(3,227)	$8,323
Deposits and prepaid expenses	22	146	(2,934)	(2,124)
Accounts payable and accrued liabilities	(37,328)	(35,832)	10,460	(27,853)
	$(32,417)	$(26,358)	$4,299	$(21,654)
Changes related to:
Operating activities	$(6,684)	$3,278	$(8,423)	$(1,683)
Financing activities	(479)	(1,467)	237	(879)
Investing activities	(25,254)	(28,169)	12,485	(19,092)
	$(32,417)	$(26,358)	$4,299	$(21,654)

8.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at June 30, 2013, Bellatrix had approximately $649 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

9.	FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2013	2012	2013	2012
Finance expense
Interest on long-term debt	$2,460	$1,381	$4,441	$2,443
Interest on convertible debentures	651	651	1,296	1,303

Accretion on convertible debentures	431	396	849	784
Accretion on decommissioning liabilities	216	163	389	352
	647	559	1,238	1,136
Finance expense	$3,758	$2,591	$6,975	$4,882

8

10.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and six months ended June 30, 2013 was based on a net profit of $15.5 million (2012: $10.0 million) and a net profit of $20.0 million (2012: $19.1 million), respectively.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Basic common shares outstanding	107,919,329	107,490,218	107,919,329	107,490,218
Fully dilutive effect of:
Share options outstanding	9,173,560	9,108,506	9,173,560	9,108,506
Shares issuable for convertible debentures	9,821,429	9,821,429	9,821,429	9,821,429
Fully diluted common shares outstanding	126,914,318	126,420,153	126,914,318	126,420,153
Weighted average shares outstanding	107,919,329	107,485,303	107,900,781	107,455,699
Dilutive effect of share options and convertible debentures (1)	13,346,005	11,219,400	13,137,885	11,874,361
Diluted weighted average shares outstanding	121,265,334	118,704,703	121,038,666	119,330,060

(1)	For the three and six month periods ending June 30, 2013, a total of 3,524,576 (2012: 1,397,971) and 3,316,456 (2012: 2,052,932) share options, respectively, were included in the calculation as they were dilutive. Additionally, 9,821,429 (2012: 9,821,429) and 9,821,429 (2012: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were included in the calculation for the three and six month periods ending June 30, 2013 as they were dilutive.

11.	COMMITMENTS

As at June 30, 2013, Bellatrix committed to drill 2 gross (1.17 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $3.8 million.

In addition, Bellatrix entered into two joint operation agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operation Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at June 30, 2013	1	20	10
Remaining estimated total cost ($000s)	$3.5	$70.0	$35.0

Bellatrix will also have drilling commitments related to the recently announced Grafton joint venture. Some of these drilling commitments are expected to be satisfied in conjunction with drilling commitments relating to the Joint Operation Agreements noted above. Bellatrix’s net capital commitment to the $122 million Grafton joint venture is $22.0 million.

9

12.	FINANCIAL RISK MANAGEMENT

a.	Credit risk

As at June 30, 2013, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	7,214	2,251	9,465
Amounts due from government agencies	665	1,099	1,764
Revenue and other accruals	26,670	4,451	31,121
Cash call receivables	-	21	21
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,207)	(1,207)
Total accounts receivable	34,549	9,470	44,019
Less:
Accounts payable due to same partners	-	(312)	(312)
Subsequent receipts to July 31, 2013	(22,602)	(121)	(22,723)
	11,947	9,037	20,984

Amounts due from government agencies include GST and royalty adjustments. Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator. The Company has commenced legal action for collection of these amounts. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.	Liquidity risk

The following are the contractual maturities of liabilities as at June 30, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$62,016	$62,016	$-	$-	$-
Long-term debt – principal (2)	194,002	-	194,002	-	-
Convertible debentures – principal	55,000	-	55,000	-	-
Convertible debentures – interest (3)	4,789	2,613	2,176	-	-
Commodity contract liability	6,133	4,594	1,539	-	-
Decommissioning liabilities (4)	43,102	-	7,614	6,079	29,409
Finance lease obligation	13,865	1,459	3,142	2,972	6,292
Total	$378,907	$70,682	$263,473	$9,051	$35,701

(1) Includes $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.4 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

(3) The 4.75% Debentures outstanding at June 30, 2013 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2014 and 2053).

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c.	Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at June 30, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume		Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500	bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil fixed	July 1, 2013 to Dec. 31, 2013	1,500	bbl/d	$96.87 CDN	$96.87 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500	bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500	bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil call option (1)	Nov. 1, 2013 to Dec. 31, 2013	3,000	bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000	bbl/d	-	$105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000	GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000	GJ/d	$3.095 CDN	$3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000	GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000	GJ/d	$3.05 CDN	$3.05 CDN	AECO

(1)	This crude oil call option for the May 1, 2013 to October 31, 2013 period was settled for $0.2 million in April, 2013.

Subsequent to June 30, 2013, the Company has entered into commodity price risk management contracts as follows:

Type	Period	Volume		Price Floor	Price Ceiling	Index
Crude oil fixed	August 1, 2013 to Dec. 31, 2013	1,000	bbl/d	$106.02 CDN	$106.02 CDN	WTI

13.	FAIR VALUE

The Company’s financial instruments as at June 30, 2013 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at June 30, 2013 was a net liability of $6.1 million (2012: $5.6 million net asset). The commodity contracts are classified as level 2 within the fair value hierarchy.

($000s)	June 30, 2013	June 30, 2012

Commodity contract asset	$-	$7,249

Commodity contract liability	(6,133)	(1,625)

Net commodity contract asset (liability)	$(6,133)	$5,624

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $66.9 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

11

14.	SUBSEQUENT EVENT

Baptiste Asset Sale and Joint Venture

On August 1, 2013 the Company announced it entered into a definitive agreement for an asset sale (the “Asset Sale”) and joint venture (the “Joint Venture”) with two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”). Under the terms of the associated agreements, Bellatrix will sell, effective July 1, 2013, to Daewoo and Devonian jointly 50% of the Company’s working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the “Sold Assets”) for gross consideration of $52.5 million, subject to closing adjustments. The Sold Assets are producing approximately 268 boe/d (67% gas and 33% oil and liquids) net and include 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Joint Venture, which will be effective as of July 1, 2013, will encompass a multiyear commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Joint Venture of approximately $200 million. Certain conditions precedent to closing, including Korean governmental and regulatory approvals, are expected to be satisfied or waived by August 30, 2013, which is expected to enable closing to occur on or before September 16, 2013. This agreement is anticipated to be accounted for as a joint operation under IFRS.

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